 -------------------------------------------------------------------------------

Dear Participant:
- - --------------------------------------------------------------------------------

   For the six months ending June 30, 1996, Separate Account (B)'s Accumulated Unit Value increased 11.24% while the dividend-adjusted Standard & Poor's Composite Index of 500 stocks (S&P 500) increased by 10.10%. The Account's twelve month gain was 28.03% versus the S&P 500's dividend adjusted return of 26.00%.

   1995 was an excellent year for the equity markets as reflected in a dividend-adjusted return of 37.53% for the S&P 500. Although we mentioned in your annual letter that management was guardedly optimistic for 1996, the double digit returns for the first half surprised us, particularly considering that the stock market seemed to decouple from the bond market. Interest rates climbed sharply, particularly in the 2-year plus maturity range. Rising interest rates generally act as a brake to the equity markets because fixed-income returns become more competitive with equity returns. Capitalization rates also tend to increase which in turn reduces stock price/earnings multiples. Apparently these negative factors were offset during the first half by continued strong earnings reports and low inflation expectations.

   Separate Account (B) remained essentially fully invested during the first half. The cash position tends to fluctuate between 5% to 10% reflecting individual stock opportunities rather than bets on the direction of the market. To enhance our cash returns, we have written call options, taking in net premium of slightly in excess of $377,000 for the six months ended June 30. Options are only written on stocks owned or stocks specifically purchased to write an attendant option. We previously sent a communication to our participants in 1995, indicating Separate Account (B)'s intention to participate in the options markets.

   Although the S&P 500 was up strongly in the first half, relative price performance between the constituent groups was quite diverse. Separate Account
(B) is moderately overweighted in the Capital Goods-Technology sector as well as the Consumer Services sector. On a price basis, the Capital Goods-Technology sector was one of the stronger sectors with a 4.70% price gain, whereas the Consumer Services sector had one of the weaker records with a negative 6.86% price performance. Separate Account (B) had no investments in the Utilities sector, which turned in the worst performance with a negative price return of 11.03%.

   Management anticipates increased volatility for the stock market during the second half. Earnings growth is slowing and the market is becoming more concerned about inflation. These were two areas that were generally positive for the market in the first half. Also, there will be a lot of political static between now and the November election. The portfolio will continue to be adjusted to reflect our ongoing concerns and expectations.
   Thank you for your continued support and participation.

Cordially,

/S/ DONALD C. RYCROFT
Donald C. Rycroft
Chairman of the Committee
Separate Account (B)

- - --------------------------------------------------------------------------------

- - --------------------------------------------------------------------------------------------------------------------------
                              FINANCIAL HIGHLIGHTS
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
- - --------------------------------------------------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------------------------------------------------
                                                  SIX MONTHS
                                                    ENDED
                                                   JUNE 30
                                                  (UNAUDITED)                      YEAR ENDED DECEMBER 31
(Per accumulation unit outstanding during the     -----------       -----------------------------------------------------
period)                                              1996            1995          1994          1993          1992
- - -------------------------------------------------------------------------------------------------------------------------
Value at beginning of period                        $ 11.74         $ 8.85         $8.91         $7.70         $7.29
                                                    -------        -------       -------       -------       -------
Investment income                                       .09            .19           .19           .15           .16
Fees                                                    .05            .09           .07           .07           .06
                                                    -------        -------       -------       -------       -------
      INVESTMENT INCOME--NET                            .04            .10           .12           .08           .10
Net gain (loss) on investments                         1.28           2.79          (.18)         1.13           .31
                                                    -------        -------       -------       -------       -------
      NET INCREASE (DECREASE) IN PARTICIPANTS'
       EQUITY RESULTING FROM OPERATIONS                1.32           2.89          (.06)         1.21           .41
                                                    -------        -------       -------       -------       -------
VALUE AT END OF PERIOD                              $ 13.06         $11.74         $8.85         $8.91         $7.70
                                                    =======        =======       =======       =======       =======
Ratio of investment income--
   net to average participants' equity                 0.7%(a)        1.0%          1.3%          1.0%          1.4%
Ratio of fees to average participants' equity          .83%(a)        .83%          .83%          .83%          .83%
Portfolio turnover rate                                 24%            46%           52%           69%           71%
Number of accumulation units outstanding at
end of period                                     8,715,245      8,763,186     9,298,777     9,385,475     9,935,498


- - -----------------------------------------------------------------------------------------------------------------------
(a) annualized  See accompanying Notes to Financial Statements.
- - -----------------------------------------------------------------------------------------------------------------------

                       COMMITTEE FOR SEPARATE ACCOUNT (B)
- - --------------------------------------------------------------------------------
                                    MEMBERS
- - --------------------------------------------------------------------------------

Donald C. Rycroft, Chairman
Group Vice President
Continental Assurance Company

Richard W. Dubberke
Vice President and
Portfolio Manager
Continental Assurance Company

Richard T. Fox
Consultant to
21st Century Environmental
Management, Inc.

William W. Tongue
Professor of Economics
and Finance, Emeritus
University of Illinois at Chicago

Peter J. Wrenn
President
Hudson Technology, Inc.

- - --------------------------------------------------------------------------------

SECRETARY
Lynne Gugenheim
Counsel
Continental Assurance Company

AUDITORS
Deloitte & Touche LLP
Chicago, Illinois

CUSTODIAN
First National Bank of Chicago
Chicago, Illinois

- - --------------------------------------------------------------------------------

     This report has been prepared for the information of participants in Continental Assurance Company Separate Account (B) and is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus that includes information regarding Separate Account
(B)'s objectives, policies, management, records, sales commissions and other information.

- - --------------------------------------------------------------------------------

- - --------------------------------------------------------------------------------
RECORD OF ACCUMULATION UNIT VALUES              RECORD OF ANNUITY UNIT VALUES
- - --------------------------------------------------------------------------------

                          UNIT                                                                    UNIT
          VALUATION      MARKET                                                    VALUATION     MARKE
             DATE        VALUE                                                        DATE       VALUE
- - -------------------------------                                           ----------------------------
1996     June 30        $13.06     The Annuity Unit Values shown at       1996     July 1        $4.77
1995     December 31     11.74     the right are based on the monthly     1996     January 1      4.36
1994     December 31      8.85     increases or decreases in the          1995     January 1      3.35
1993     December 31      8.91     accumulation unit values in excess of  1994     January 1      3.39
1992     December 31      7.70     an assumed annualized rate of 3 1/2%   1993     January 1      3.14
1991     December 31      7.29     and rounded to the nearest cent.       1992     January 1      2.71
1990     December 31      5.45                                            1991     January 1      2.36
1989     December 31      5.31                                            1990     January 1      2.40
1988     December 31      4.56                                            1989     January 1      2.08
1987     December 31      3.91                                            1988     January 1      1.86
1986     December 31      3.72                                            1987     January 1      1.94

- - --------------------------------------------------------------------------------
         ILLUSTRATION OF AN ASSUMED INVESTMENT IN ONE ACCUMULATION UNIT
- - --------------------------------------------------------------------------------

   Separate Account (B) does not make distributions of investment income and realized capital gains; therefore, the unit values include investment income and capital gains. This chart displays the unit value at December 31 for the past ten years, and June 30, 1996. This period was one of mixed common stock prices.


   The values shown should not be considered representations of values which may be achieved in the future.

                              [CHART APPEARS HERE]
                              Unit Value Bar Graph

                              1996         $13.06
                              1995          11.74
                              1994           8.85
                              1993           8.91
                              1992           7.70
                              1991           7.29
                              1990           5.45
                              1989           5.31
                              1988           4.56
                              1987           3.91
                              1986           3.72
- - --------------------------------------------------------------------------------

- - -----------------------------------------------------------------------------------------------------------------
                            SCHEDULE OF INVESTMENTS
                                  (UNAUDITED)
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
=================================================================================================================
JUNE 30, 1996                                                                           NUMBER OF       MARKET
(All investments are in securities of unaffiliated issuers)                              SHARES         VALUE
- - -----------------------------------------------------------------------------------------------------------------
COMMON STOCKS:
   AEROSPACE-(1.9%)
   United Technologies Corporation                                                        19,100      $ 2,196,500
                                                                                                       ----------
   BROADCASTING-(1.1%)
   Tele-comm Liberty Media Gr-A*                                                          49,250        1,305,125
                                                                                                       ----------
   CHEMICAL-(1.4%)
   Minerals Technologies Inc.                                                             47,300        1,620,025
                                                                                                       ----------
   COMPUTER TECHNOLOGY-(8.9%)
   Electronic Data Systems Corporation                                                    37,500        2,015,625
   First Data Corp.                                                                       40,000        3,185,000
   Hewlett-Packard Company                                                                32,000        3,188,000
   Xerox Corporation                                                                      30,000        1,605,000
                                                                                                       ----------
                                                                                                        9,993,625
                                                                                                       ----------
   COSMETICS-(2.9%)
   The Gillette Company                                                                   52,000        3,243,500
                                                                                                       ----------
   DIVERSIFIED-(4.5%)
   Tenneco Inc.                                                                           40,000        2,045,000
   Thermo Electron Corp.*                                                                 74,625        3,106,266
                                                                                                       ----------
                                                                                                        5,151,266
                                                                                                       ----------
   ELECTRONIC COMPONENTS-(5.1%)
   Molex Incorporated/Class A                                                            103,437        3,038,462
   Motorola, Inc.                                                                         44,000        2,766,500
                                                                                                       ----------
                                                                                                        5,804,962
                                                                                                       ----------
   ELECTRONIC INSTRUMENTATION-(0.3%)
   Thermo Optek Corporation*                                                              27,200          353,600
                                                                                                       ----------
   ENGINEERING & CONSTRUCTION-(1.9%)
   Fluor Corporation                                                                      33,000        2,157,375
                                                                                                       ----------
   FINANCIAL SERVICES (BANK)-(7.7%)
   Banc One Corporation                                                                   49,500        1,683,000
   Boatmens Bancshares Inc.                                                               72,000        2,889,000
   Citicorp                                                                               50,500        4,172,562
                                                                                                       ----------
                                                                                                        8,744,562
                                                                                                       ----------

- - -----------------------------------------------------------------------------------------------------------------
                         SCHEDULE OF INVESTMENTS-(cont.)
                                  (UNAUDITED)
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
=================================================================================================================
JUNE 30, 1996                                                                           NUMBER OF       MARKET
(All investments are in securities of unaffiliated issuers)                              SHARES         VALUE
- - -----------------------------------------------------------------------------------------------------------------
   FOODS-(2.3%)
   C P C International Inc.                                                               36,800        2,649,600
                                                                                                       ----------
   HEALTH CARE-(11.7%)
   Cardinal Health, Inc.                                                                  46,500        3,353,812
   Healthsouth Corp.*                                                                    104,000        3,744,000
   Pfizer Inc.                                                                            59,400        4,239,675
   United HealthCare Corp.                                                                40,000        2,020,000
                                                                                                       ----------
                                                                                                       13,357,487
                                                                                                       ----------
   HOSPITAL MANAGEMENT-(2.1%)
   Columbia HCA Healthcare Corp.                                                          45,000        2,401,875
                                                                                                       ----------
   HOUSEHOLD PRODUCTS-(3.0%)
   Procter & Gamble Co.                                                                   38,300        3,470,938
                                                                                                       ----------

                See Accompanying Notes to Financial Statements.
==================================================================================================================

 ----------------------------------------------------------------------------------------------------------------
                      SCHEDULE OF INVESTMENTS (CONTINUED)
                                  (UNAUDITED)
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
=================================================================================================================
JUNE 30, 1996                                                                           NUMBER OF       MARKET
(All investments are in securities of unaffiliated issuers)                              SHARES         VALUE
- - -----------------------------------------------------------------------------------------------------------------
COMMON STOCKS:
   INSURANCE-(1.5%)
   Travelers/Aetna Property Casualty Corporation*                                         60,000     $  1,702,500
                                                                                                      -----------
   LODGING-(1.8%)
   ITT Corp*                                                                              30,000        1,987,500
                                                                                                      -----------
   MACHINERY-(1.7%)
   Illinois Tool Works, Inc.                                                              28,400        1,920,550
                                                                                                      -----------
   METALS (DIVERSIFIED)-(1.5%)
   Aluminum Co. of America                                                                30,000        1,721,250
                                                                                                      -----------
   NATURAL GAS PIPELINE-(2.9%)
   Enron Corp.                                                                            80,000        3,270,000
                                                                                                      -----------
   OFFICE PRODUCTS-(2.1%)
   Boise Cascade Office Products Corporation*                                             68,000        2,354,500
                                                                                                      -----------
   OIL FIELD SERVICES & EQUIPMENT-(1.5%)
   Schlumberger Limited                                                                   20,000        1,685,000
                                                                                                      -----------
   OIL & GAS EQUIPMENT-(2.4%)
   Camco International Inc.                                                               80,000        2,710,000
                                                                                                      -----------
   PAPER & FOREST PRODUCTS-(1.9%)
   Buckeye Cellulose Corp.*                                                               80,000        2,210,000
                                                                                                      -----------
   PHARMACEUTICAL-(2.4%)
   Schering-Plough Corporation                                                            44,000        2,761,000
                                                                                                      -----------
   RAILROADS-(2.2%)
   Burlington Northern Santa Fe                                                           30,212        2,443,396
                                                                                                      -----------
   RESTAURANTS/FAST FOOD-(2.0%)
   McDonald's Corporation                                                                 50,000        2,337,500
                                                                                                      -----------
   RETAIL STORES-(4.8%)
   Home Depot Inc.                                                                        48,333        2,609,982
   The Sports Authority, Inc.*                                                            86,500        2,832,875
                                                                                                      -----------
                                                                                                        5,442,857
                                                                                                      -----------
   SEMICONDUCTOR-(3.5%)
   Applied Materials Inc.*                                                                59,000        1,799,500
   Intel Corp.                                                                            30,000        2,203,125
                                                                                                      -----------
                                                                                                        4,002,625

 ----------------------------------------------------------------------------------------------------------------
                      SCHEDULE OF INVESTMENTS (CONTINUED)
                                  (UNAUDITED)
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
=================================================================================================================
JUNE 30, 1996                                                                           NUMBER OF       MARKET
(All investments are in securities of unaffiliated issuers)                              SHARES         VALUE
- - -----------------------------------------------------------------------------------------------------------------
   TELECOMMUNICATIONS-(5.0%)
   A T & T Corporation                                                                    39,000        2,418,000
   Loral Space & Communications*                                                         119,000        1,621,375
   Tele-Communications, Inc./Class A*                                                     91,000        1,649,375
                                                                                                      -----------
                                                                                                        5,688,750
                                                                                                      -----------
   TRANSPORTATION-(1.8%)
   AMR Corporation*                                                                       22,151        2,015,741
                                                                                                      -----------
         TOTAL COMMON STOCKS--(93.8%)                                                                 106,703,609
                                                                                                      -----------

                See Accompanying Notes to Financial Statements.
- - -----------------------------------------------------------------------------------------------------------------

- - ------------------------------------------------------------------------------------------------------------------
                      SCHEDULE OF INVESTMENTS (CONTINUED)
                                  (UNAUDITED)
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
==================================================================================================================
JUNE 30, 1996

                                                                                        NUMBER OF
                                                                                        CONTRACTS
                                                                                          OR PAR         MARKET
(All investments are in securities of unaffiliated issuers)                               VALUE          VALUE
- - ------------------------------------------------------------------------------------------------------------------
OPTIONS:
   HEALTH CARE-(0.0%)
   Pfizer Inc.                                                                                100     $      9,499
                                                                                                      ------------
         TOTAL OPTIONS-(0.0%)                                                                                9,499
                                                                                                      ------------
BONDS:
   BROADCASTING-(0.8%)
   Tele-communications International Inc., Conv. Sub. Deb., 4.50%, due 2/15/06         $1,000,000          865,000
                                                                                                      ------------
         TOTAL BONDS-(0.8%)                                                                                865,000
                                                                                                      ------------
SHORT-TERM NOTES:
   BANKS-(2.9%)
   The First National Bank of Chicago Eurodollar Time Deposit, 5.50%, due 7/01/96       3,380,000        3,380,516
                                                                                                      ------------
   COMMERCIAL SERVICES-(0.9%)
   PHH Corp., 5.35%, due 7/22/96                                                        1,035,000        1,031,463
                                                                                                      ------------
   DIVERSIFIED-(1.8%)
   Textron Financial Corp., 5.55%, due 7/03/96                                          2,000,000        1,998,773
                                                                                                      ------------
         TOTAL SHORT-TERM NOTES-(5.6%)                                                                   6,410,752
                                                                                                      ------------
         TOTAL INVESTMENTS-(100.2%)                                                                    113,988,860
   Cash and receivables less liabilities-(-0.2%)                                                          (207,096)
- - ------------------------------------------------------------------------------------------------------------------
         PARTICIPANTS' EQUITY-NET ASSETS-(100.0%)                                                     $113,781,764
==================================================================================================================
*Non-income producing security in 1996.
                See accompanying Notes to Financial Statements.

- - ------------------------------------------------------------------------------------------------------------------
                            STOCK PORTFOLIO CHANGES
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
=================================================================================================================

SIX MONTHS ENDED JUNE 30, 1996 (IN SHARES)                                   INCREASED    DECREASED    NOW OWNED
- - ------------------------------------------------------------------------------------------------------------------
COMMON STOCK:
   AMR Corporation                                                               22,152            1       22,151
   A T & T Capital Corp.                                                              -       50,000            -
   Aluminum Co. of America                                                        5,000            -       30,000
   Applied Materials Inc.                                                        10,000            -       59,000
   Banc One Corporation                                                          49,500            -       49,500
   Boise Cascade Office Products Corporation                                     36,500       28,000       68,000
   Circus Circus Enterprises, Inc.                                                    -       43,610            -
   Colgate-Palmolive Company                                                     15,000       15,000            -
   Columbia HCA Healthcare Corp.                                                 15,000            -       45,000
   Electronic Data Systems Corporation                                           37,500            -       37,500
   General Motors Corporation                                                    37,500       37,500            -
   Hercules, Inc.                                                                     -       30,000            -

- - ------------------------------------------------------------------------------------------------------------------

- - -----------------------------------------------------------------------------------------------------------------
                      STOCK PORTFOLIO CHANGES (CONTINUED)
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
=================================================================================================================

SIX MONTHS ENDED JUNE 30, 1996 (IN SHARES)                                    INCREASED    DECREASED    NOW OWNED
- - ------------------------------------------------------------------------------------------------------------------
   Hewlett-Packard Company                                                        5,000            -       32,000
   ITT Corporation                                                               30,000            -       30,000
   Illinois Tool Works, Inc.                                                          -       16,000       28,400
   Intel Corp.                                                                    5,000            -       30,000
   Lilly (Eli) & Company                                                         50,000       50,000            -
   Loral Corp.                                                                        -       94,000            -
   Loral Space & Communications                                                 119,000            -      119,000
   PNC Bank Corp.                                                                     -       70,000            -
   Schlumberger Limited                                                          20,000            -       20,000
   Thermo Electron Corp.                                                         24,875       20,000       74,625
   Thermo Optek Corporation                                                      27,200            -       27,200
   Travelers/Aetna Property Casualty Corporation                                 60,000            -       60,000
   Trex Medical Corporation                                                       2,500        2,500            -
   United Technologies Corporation                                               19,100            -       19,100
   Vastar Resources Inc.                                                              -       65,700            -
   Xerox Corporation                                                             30,000       15,000       30,000
  ===============================================================================================================

- - ------------------------------------------------------------------------------------------------------------------
                       TEN LARGEST COMMON STOCK HOLDINGS
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
==================================================================================================================

                                                                                          MARKET          % OF NET
JUNE 30, 1996                                                                              VALUE           ASSETS
- - ------------------------------------------------------------------------------------------------------------------

Pfizer Inc.                                                                             $ 4,239,675          3.7%
Citicorp                                                                                  4,172,562          3.7
Healthsouth Corp.                                                                         3,744,000          3.3
Procter & Gamble Co.                                                                      3,470,938          3.0
Cardinal Health, Inc.                                                                     3,353,812          2.9
Enron Corp.                                                                               3,270,000          2.9
The Gillette Company                                                                      3,243,500          2.9
Hewlett-Packard Company                                                                   3,188,000          2.8
First Data Corp.                                                                          3,185,000          2.8
Thermo Electron Corp.                                                                     3,106,266          2.7
- - ------------------------------------------------------------------------------------------------------------------
                                                                                        $34,973,753         30.7%
==================================================================================================================

- - -----------------------------------------------------------------------------------------------------------------

- - ------------------------------------------------------------------------------------------------------------------

                      STATEMENT OF ASSETS AND LIABILITIES
                                  (UNAUDITED)
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
===================================================================================================================

JUNE 30                                                                                     1996           1995
- - -------------------------------------------------------------------------------------------------------------------
ASSETS
   Investments in securities of unaffiliated issuers--Note 1:
      Common stocks at market (cost $71,324,249 and $59,081,677)                        $106,703,609    $81,215,031
      Preferred stocks at market (cost $2,103,588)                                                 -      1,917,000
      Call options written at market (cost $14,499)                                            9,499              -
      Bonds at market (cost $999,375 and $3,680,000)                                         865,000      3,558,750
      Short-term notes at amortized cost (approximates market)                             6,410,752      5,371,374
                                                                                         -----------     ----------
             TOTAL INVESTMENTS                                                           113,988,860     92,062,155
   Cash                                                                                       21,329              -
   Dividends receivable--Note 1                                                               90,102         97,238
   Interest receivable                                                                        17,688         87,054
   Receivable for Securities Sold                                                             42,386              -
   Receivable from Continental Assurance Company for fund deposits                            19,665              -
                                                                                         -----------     ----------
             TOTAL ASSETS                                                                114,180,030     92,246,447
                                                                                         -----------     ----------
LIABILITIES
   Fees payable to Continental Assurance Company--Note 4                                      36,003         29,212
   Payable for Securities Purchased                                                           35,000         14,976
   Deferred income call options written                                                       14,499              -
   Payable to Continental Assurance Company for fund withdrawals                             312,764         80,761
                                                                                         -----------     ----------
             TOTAL LIABILITIES                                                               398,266        124,949
- - -------------------------------------------------------------------------------------------------------------------
PARTICIPANTS' EQUITY--NET ASSETS (8,715,245 and 9,034,188 units issued and
  outstanding at $13.06 and $10.20 per unit)--Note 2                                    $113,781,764    $92,121,498
===================================================================================================================

- - -------------------------------------------------------------------------------------------------------------------



                            STATEMENT OF OPERATIONS
                                  (UNAUDITED)
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
===================================================================================================================
SIX MONTHS ENDED JUNE 30                                                                    1996           1995
- - -------------------------------------------------------------------------------------------------------------------
Investment income:
   Dividends                                                                            $    555,031    $   556,985
   Interest                                                                                  284,144        368,227
   Miscellaneous                                                                                 628              -
                                                                                         -----------     ----------
                                                                                             839,803        925,212
                                                                                         -----------     ----------
Fees (Continental Assurance Company)--Note 4:
   Investment advisory fees                                                                  271,392        213,219
   Service fees                                                                              179,118        140,724
                                                                                         -----------     ----------
                                                                                             450,510        353,943
                                                                                         -----------     ----------
             INVESTMENT INCOME--NET                                                          389,293        571,269
                                                                                         -----------     ----------
Investment gain--Note 3:
   Net realized gain                                                                       7,428,145      1,259,258
   Net unrealized gain                                                                     3,811,944     10,546,609
                                                                                         -----------     ----------
             NET GAIN ON INVESTMENTS                                                      11,240,089     11,805,867
- - -------------------------------------------------------------------------------------------------------------------
             NET INCREASE IN PARTICIPANTS' EQUITY RESULTING FROM OPERATIONS             $ 11,629,382    $12,377,136
===================================================================================================================


                See accompanying Notes to Financial Statements.
- - -------------------------------------------------------------------------------------------------------------------

                                        8

- - -------------------------------------------------------------------------------------------------------------------
                  STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY
                                  (UNAUDITED)
               CONTINENTAL ASSURANCE COMPANY SEPARATE ACCOUNT (B)
===================================================================================================================


SIX MONTHS ENDED JUNE 30                                                                  1996            1995
- - ------------------------------------------------------------------------------------------------------------------

From operations:
   Investment income--net                                                             $    389,293     $   571,269
   Net realized gain on investments                                                      7,428,145       1,259,258
   Net unrealized gain on investments                                                    3,811,944      10,546,609
                                                                                       -----------      ----------
         Net increase in participants' equity resulting from operations                 11,629,382      12,377,136
                                                                                       -----------      ----------
From unit transactions:
   Sales                                                                                   718,953         399,821
   Withdrawals                                                                          (1,411,655)     (2,919,889)
                                                                                       -----------      ----------
         Net decrease in participants' equity resulting from unit transactions            (692,702)     (2,520,068)
                                                                                       -----------      ----------
         TOTAL INCREASE IN PARTICIPANTS' EQUITY                                         10,936,680       9,857,068
Participants' equity, January 1                                                        102,845,084      82,264,430
- - ------------------------------------------------------------------------------------------------------------------
PARTICIPANTS' EQUITY, JUNE 30                                                         $113,781,764     $92,121,498
==================================================================================================================
               See accompanying Notes to Financial Statements.

- - --------------------------------------------------------------------------------
                         NOTES TO FINANCIAL STATEMENTS
                                  (UNAUDITED)
- - --------------------------------------------------------------------------------

                    NOTE 1. SIGNIFICANT ACCOUNTING POLICIES:
================================================================================
ORGANIZATION

   Continental Assurance Company Separate Account (B) (Separate Account (B)) is registered under the Investment Company Act of 1940, as amended, as an open-end diversified management investment company. Separate Account (B) is part of Continental Assurance Company (Assurance), an Illinois life insurance company which is a wholly-owned subsidiary of Continental Casualty Company (Casualty). Casualty is wholly-owned by CNA Financial Corporation (CNA). Loews Corporation owns approximately 84% of the outstanding common stock of CNA.

   The operations of Assurance include the sale of certain variable annuity contracts, the proceeds of which are invested in Separate Account (B). Assurance also provides investment advisory and administrative services to Separate Account (B) for a fee.

   The assets and liabilities of Separate Account (B) are segregated from those of Assurance.

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                NOTE 1. SIGNIFICANT ACCOUNTING POLICIES: (cont.)
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INVESTMENTS

   Investments in securities traded on national securities exchanges are valued at the last reported sales price on each business day of the year. Securities not traded on a national exchange are valued at the bid price of over-the-counter market quotations. Short-term notes are valued at cost plus accrued discount or interest (amortized cost) which approximates market.

   Net realized gains and losses on sales of securities are determined as the difference between proceeds and cost, using the specific identification method. There are no differences in cost for financial statement and Federal income tax purposes.

   Security transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date.

   Separate Account (B) invests from time to time in certain derivative financial instruments to increase investment returns. Financial instruments used for such purposes include put and call options on stocks. The gross notional principal amount of these instruments at June 30, 1996 totaled $750,000.

   The fair values associated with these instruments are generally affected by changes in the stock market. The credit risk associated with these instruments is minimal as all transactions are cleared through security exchanges.

   The fair value of derivatives generally reflects the estimated amounts that Separate Account (B) would receive or pay upon termination of the contracts at the reporting date. Dealer quotes are available for substantially all of Separate Account (B)'s derivatives.

   Separate Account (B) may loan securities, up to a maximum of 25% of its net assets, to brokers under loan agreements which are fully secured by cash or government securities. Loaned securities are not reported herein as purchases or sales since Separate Account (B) remains the owner of loaned securities. No loans were outstanding June 30, 1996 and 1995.

FEDERAL INCOME TAXES

   Under existing Federal income tax law, no taxes are payable on net investment income and net realized capital gains, which are reinvested in Separate Account
(B) and taken into account in determining unit values.

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                                        9
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
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                   NOTE 2. PARTICIPANTS' EQUITY--NET ASSETS:
======================================================================================================================

Participants' equity--net assets consisted of the following:
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JUNE 30                                                                                 1996            1995
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
From operations:
    Accumulated investment income--net                                               $ 50,917,612    $ 50,176,499
    Accumulated net realized gain on investment transactions                           74,676,575      63,469,332
    Accumulated unrealized gain                                                        35,523,994      23,194,722
    Accumulated unrealized loss                                                          (269,510)     (1,369,206)
                                                                                      -----------     -----------
         Accumulated income                                                           160,848,671     135,471,347
From unit transactions:
    Accumulated proceeds from sale of units, net of withdrawals                       (47,066,907)    (43,349,849)
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TOTAL PARTICIPANTS' EQUITY--NET ASSETS                                               $113,781,764    $ 92,121,498
======================================================================================================================

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                              NOTE 3. INVESTMENTS:
======================================================================================================================

NET REALIZED GAIN ON INVESTMENTS
SIX MONTHS ENDED JUNE 30                                                                 1996            1995
- - ----------------------------------------------------------------------------------------------------------------------
Aggregate proceeds                                                                   $181,635,609    $190,224,905
Aggregate cost                                                                        174,207,464     188,965,647
- - ----------------------------------------------------------------------------------------------------------------------
    Net realized gain                                                                $  7,428,145    $  1,259,258
======================================================================================================================
CHANGE IN UNREALIZED GAIN ON INVESTMENTS
SIX MONTHS ENDED JUNE 30                                                                  1996            1995
- - ----------------------------------------------------------------------------------------------------------------------
Unrealized gain on investments:
    Balance, June 30                                                                 $ 35,254,483    $ 21,825,516
    Less balance, January 1                                                            31,442,539      11,278,907
- - ----------------------------------------------------------------------------------------------------------------------
    Change in net unrealized gain                                                    $  3,811,944    $ 10,546,609
======================================================================================================================
AGGREGATE COST OF SECURITIES PURCHASED
SIX MONTHS ENDED JUNE 30                                                                   1996            1995
======================================================================================================================
Common stocks                                                                        $ 24,205,958    $ 20,017,741
Put options                                                                                 3,000         -
Bonds                                                                                     999,375         -
Short-term notes                                                                      156,355,885     168,001,644
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    Total purchases                                                                  $181,564,218    $188,019,385
======================================================================================================================

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

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                            NOTE 4. MANAGEMENT FEES:
================================================================================

    Separate Account (B) pays fees to Assurance for investment advisory and management services (investment advisory fees) which are set by contract at one-half of one percent per annum of the average daily net assets of Separate Account (B).

    The Investment Advisory Agreement additionally provides for the reimbursement to Assurance for certain legal, accounting and other expenses (service fees). Such reimbursement is computed at the rate of .33 of one percent per annum of the average daily net assets of Separate Account (B).

    Participants pay fees to Assurance for sales and administrative services. Sales fees represent costs paid by participants upon purchase of additional accumulation units; administrative fees are deducted annually from certain participants' accounts.

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FEES AND EXPENSES PAID TO ASSURANCE
SIX MONTHS ENDED JUNE 30                                    1996         1995
- - -------------------------------------------------------------------------------
Investment advisory fees                                  $271,392     $213,219
Service fees                                               179,118      140,724
                                                           -------      -------
    Total fees charged to fund income                      450,510      353,943
Sales and administrative fees paid by participants           1,589        1,940
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    Total                                                 $452,099     $355,883
===============================================================================


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                                       11
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                                                  ["B" GRAPHIC]
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                                                  CONTINENTAL ASSURANCE COMPANY


                                                  SEPARATE ACCOUNT (B)


                                                  REPORT TO PARTICIPANTS


                                                  JUNE 30, 1996









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